SO 3-16-04

04001729

VP 3-4-04

…TES
…NGE COMMISSION
…. 20549

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RECEIVED FEB 27 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Scout Brokerage Services, Inc.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL RECEIVED FEB 27 2004 WASH. D.C. 161 SECTION PROCESSING

PROCESSED MAR 19 2004 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Grand Boulevard
(No. and Street)

Kansas City (City) — Missouri (State) — 64106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick C. Farrell — (816) 860-8777 (Area Code - Telephone No.)

Senior Vice President and Chief Operating Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1010 Grand Boulevard, Suite 400 (Address) — Kansas City (City) — Missouri (State) — 64106-2232 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

TABLE OF CONTENTS

AFFIRMATION

I, Rick C. Farrell, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to UMB Scout Brokerage Services, Inc. (the "Company") for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rick C Farrell 2/26/04

Signature Date

SVP

Title

2/26/04

Notary Public

MICHAEL C. MASTERSON
NOTARY - SEAL
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES: MARCH 28, 2004

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 161 SECTION

UMB Scout Brokerage Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)
SEC I.D. No. 8-34999
Financial Statements and Supplemental Schedule for the Year Ended December 31, 2003, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors of
UMB Scout Brokerage Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of UMB Scout Brokerage Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 appearing on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2004

Deloitte
Touche
Tohmatsu

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
CASH ON DEPOSIT WITH AFFILIATE BANK	$ 385,902
TRADING SECURITIES, U.S. Agencies, at fair value	2,162,383
RECEIVABLE FROM CLEARING BROKER	228,906
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $496,991	60,691
PREPAID EXPENSES AND OTHER ASSETS	77,140
INCOME TAXES RECEIVABLE FROM UMB Bank, n.a.	30,103
DEFERRED INCOME TAXES	17,130
TOTAL	$2,962,255
LIABILITIES AND STOCKHOLDER'S EQUITY	
PAYABLE TO AFFILIATE AND CORRESPONDENT BANKS	$ 229,819
ACCRUED EXPENSES AND OTHER LIABILITIES	349,277
Total liabilities	579,096
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	1,050,000
Retained earnings	1,233,159
Total stockholder's equity	2,383,159
TOTAL	$2,962,255

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Fees and other revenues	$ 4,982,968
Commissions	2,388,357
Investment income	19,357
Total revenues	7,390,682
EXPENSES:	
Employee compensation and benefits	3,806,375
Commissions	1,856,041
Other operating expenses	781,370
Data processing	294,198
Communications	73,749
Occupancy and equipment rental	16,891
Total expenses	6,828,624
INCOME BEFORE INCOME TAXES	562,058
INCOME TAX EXPENSE:	
Current	231,887
Deferred	(24,840)
Total income tax expense	207,047
NET INCOME	$ 355,011

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2003	$ 100,000	$ 1,050,000	$ 878,148	$ 2,028,148
Net income			355,011	355,011
BALANCE, DECEMBER 31, 2003	$ 100,000	$ 1,050,000	$ 1,233,159	$ 2,383,159

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 355,011
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	41,322
Loss on disposal of property and equipment	7,686
Deferred income taxes	(24,840)
Changes in:	
Receivable from clearing broker	(134,429)
Income taxes receivable from UMB Bank, n.a.	104,833
Prepaid expenses and other assets	11,214
Payable to affiliate and correspondent banks	154,259
Accrued expenses and other liabilities	(137,848)
Net cash provided by operating activities	377,208
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from maturities of trading securities	6,695,000
Purchases of trading securities	(7,295,585)
Purchases of property and equipment	(34,796)
Net cash used in investing activities	(635,381)
NET DECREASE IN CASH ON DEPOSIT WITH AFFILIATE BANK	(258,173)
CASH ON DEPOSIT WITH AFFILIATE BANK, beginning of year	644,075
CASH ON DEPOSIT WITH AFFILIATE BANK, end of year	$ 385,902

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations - UMB Scout Brokerage Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Bank, n.a. ("UMB Bank"), which is a wholly owned subsidiary of UMB Financial Corporation ("UMBFC").

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including affiliate and correspondent banks) through the facilities of National Financial Services Corporation ("NFSC"), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Services, Inc. The Company's business is reliant upon its relationship with UMBFC and related affiliate and correspondent banks.

The Company introduces all customer activity to NFSC, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFSC and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

Cash on Deposit with Affiliate Bank - Cash on deposit with affiliate bank includes cash in transit deposited by the Company's customers that is designated for payment to a third party. The Company records an off-setting account payable and generally makes payment on behalf of the customer the next business day.

Trading Securities - Marketable securities, which consist primarily of United States government and agency obligations, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or losses included in investment income.

Property and Equipment - Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years.

Commissions - Commission revenues and expenses are recorded on a settlement date basis, which is not materially different than trade date.

Fees and Other Revenues - Fees and other revenues are recognized when earned.

Income Taxes - The Company utilizes the liability method of accounting for income taxes, where deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2003.

The Company files consolidated Federal and state income tax returns with UMBFC and its subsidiaries. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to (receivable from) UMB Bank, n.a. in accordance with a tax sharing agreement.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards - The Financial Accounting Standards Board ("FASB") recently issued Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* and Interpretation No. 46 ("FIN 46") and FIN 46 (R), *Consolidation of Variable Interest Entities.* These Statements and Interpretation are effective on various dates through the Company's fiscal years 2003 and 2004. Implementation of these Statements and Interpretation did not or are not expected to have a material impact on the financial position or results of operations of the Company.

2. RELATED PARTY TRANSACTIONS

UMB Bank provides various support services for the Company including data processing, communications and office occupancy. During the year ended December 31, 2003, the Company was charged approximately $78,000 for such services. These amounts are based on UMB Bank's costs to provide the services, and do not necessarily represent the cost of the services had they been obtained from a third party.

The Company is charged a quarterly management fee by UMBFC for estimated expenses of certain operational and administrative functions. If actual expenses for these functions differ significantly from the estimate, the management fee will be adjusted accordingly. During the year ended December 31, 2003, the Company was charged approximately $54,000 for these functions.

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary reduction. The Company made matching or discretionary contributions to this plan approximating $93,000 for the year ended December 31, 2003.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6 2/3 percent of aggregate indebtedness. As of December 31, 2003, the Company had net capital, as defined, of $2,198,095, which was $1,948,095 in excess of its minimum net capital requirement of $250,000. Also, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15:1. The Company's ratio of aggregate indebtedness to net capital was .26 to 1 as of December 31, 2003.

4. INCOME TAXES

The provision for income taxes differs from the amounts computed by applying the Federal tax rate of 35% to income before income taxes. The reasons for these differences are as follows:

Computed "expected" tax expense	$ 196,720
State taxes (benefit), net of federal benefit	7,306
Non-deductible expenses	3,021
	$ 207,047

Deferred income tax liabilities reflect the net tax effects of temporary differences between the carrying amount of property and equipment for financial reporting purposes and the amounts used for income tax purposes.

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFSC. All execution and clearing services are also performed by NFSC. The agreement between the Company and NFSC stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2003, is not expected to have a material adverse effect on the Company's financial statements.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

TOTAL STOCKHOLDER'S EQUITY	$ 2,383,159
DEDUCTIONS AND CHARGES:	
Property and equipment, net of accumulated depreciation	60,691
Prepaid expenses and other assets	77,140
Income taxes receivable from UMB Bank, n.a.	30,103
Deferred income taxes	17,130
	185,064
NET CAPITAL	$ 2,198,095
AGGREGATE INDEBTEDNESS:	
Payable to affiliate and correspondent banks	$ 229,819
Accrued expenses and other liabilities	349,277
	$ 579,096
COMPUTATION OF NET CAPITAL REQUIREMENT -	
Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
EXCESS NET CAPITAL	$ 1,948,095
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.26 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,080,227
Audit adjustments for income taxes	100,080
Audit adjustments to correct commissions revenue and data processing expense	34,918
Audit adjustment to correct deferred income taxes	(17,130)
NET CAPITAL PER ABOVE	$ 2,198,095

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte
& Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

The Stockholder and Board of Directors of
UMB Scout Brokerage Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of UMB Scout Brokerage Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.), for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 23, 2004